UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Stevanato Group S.p.A.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

T9224W109

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. T9224W109	SCHEDULE 13G	Page 2 of 5

1	NAMES OF REPORTING PERSONS Stevanato Holding S.r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 223,293,976 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 223,293,976 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 223,293,976 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 81.8% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

(1)

Reflects 223,293,976 ordinary shares (“Ordinary Shares”) of Stevanato Group S.p.A. (the “Issuer”) issuable upon conversion of 223,293,976 Class A ordinary shares (“Class A Ordinary Shares”) of the Issuer held by Stevanato Holding S.r.l. (the “Reporting Person”). Class A Ordinary Shares are convertible into Ordinary Shares at the option of the holder on a one-for-one basis.

(2)

The percentage ownership is calculated based upon 49,604,649 Ordinary Shares outstanding and takes into account the 223,293,976 Ordinary Shares issuable to the Reporting Person upon the conversion of the 223,293,976 Class A Ordinary Shares held by the Reporting Person.

CUSIP No. T9224W109	SCHEDULE 13G	Page 3 of 5

Item 1(a)	Name of Issuer:

Stevanato Group S.p.A.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Via Molinella 17

35017 Piombino Dese – Padua

Italy

Item 2(a).	Name of Person Filing:

This amendment no. 1 to Schedule 13G is being filed on behalf of Stevanato Holding S.r.l., an Italian limited liability company

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Via Molinella 17

35017 Piombino Dese – Padua

Italy

Item 2(c).	Citizenship:

Republic of Italy

Item 2(d).	Titles of Classes of Securities:

Ordinary Shares

Item 2(e).	CUSIP Number:

T9224W109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

The information required by Items 4(a) – (c) of Schedule 13G is set forth in Rows 5 through 11 of the cover page for the Reporting Person and is incorporated herein by reference.

CUSIP No. T9224W109	SCHEDULE 13G	Page 4 of 5

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No. T9224W109	SCHEDULE 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

Stevanato Holding S.r.l.

By:	/s/ Franco Stevanato
	Name:	Franco Stevanato
	Title:	Chief Executive Officer